Exhibit 99.1

From:       Doug Garn

To:           Worldwide Everyone

Subject:   Option Message

I want to make sure everyone has the most current information on the status of our restatement and SEC filings. As you know by now, we filed our 2006 SEC reports in early December, and these included extensive disclosures about the stock option investigation and restatement. This morning, we filed our Quarterly Reports on Form 10-Q for the first three quarters of 2007 with the SEC. With these filings, we will finally have completed our restatement and our SEC filings are up to date.

Lifting the Block on Quest’s Stock Option Plans

Now that our SEC filings are up to date, we are able to lift the blackout on stock option exercises. Specifically, we will allow stock option exercises to resume on Friday, January 4, 2008.

Before exercising any outstanding stock options, U.S. employees and others subject to U.S. income tax need to be aware of an important tax issue. Similar tax issues may also affect employees in non-U.S. locations

Attached is an important message regarding certain stock options that were granted in prior years. If you hold options granted on one or more of the grant dates listed, a portion of these options may cause adverse tax consequences to you. The tax problems with that portion of those options cannot be fixed if you exercise them, so we are in the process of implementing a plan to mitigate these tax issues. We are planning to hold informational meetings and calls to explain in more detail the plan we are implementing and the tax consequences to you.

Further details regarding these things will be sent to you in the near future. Please save any questions you have for the meetings.

Questions on these issues should be sent to tenderoffer@quest.com

Vinny and DG